September 9, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Geoff Kruczek
Caleb French
Kate Tillan
Tara Harkins

Re:	Obalon Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted August 4, 2016
CIK No. 0001427570

Ladies and Gentlemen:

We are submitting this letter on behalf of Obalon Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 31, 2016 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001427570) confidentially submitted to the Commission on August 4, 2016 (the “Registration Statement”). The Registration Statement is being publicly filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of the Registration Statement in paper format, which have been marked to show changes from the draft Registration Statement as originally submitted. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures, including the U.S. Food and Drug Administration’s (“FDA”) recent approval of its Obalon balloon system.

Prospectus Summary, page 1

The Obesity Epidemic, page 1

1.	Please revise to clarify what you mean by “medical costs associated with obesity.” If this phrase includes costs related to the effects of obesity, rather than merely related to

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the treatment for obesity, please revise to clarify. Also revise to clarify what portion of that amount relates to the treatment of obesity.

The Company advises the Staff that the amount of medical costs associated with obesity as disclosed on pages 2, 83 and 85 of the Registration Statement reflects the medical costs related to the effects of obesity, which may include treatment costs. The amount was determined by comparing all medical expenditures attributable to obesity, including out of pocket expenses, third-party payer expenses and Medicaid, for people who are obese versus people who are not obese. The Company has been unable to find a reliable statistic to quantify the amount spent directly on obesity treatments. In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 83 and 85 of the Registration Statement to clarify that the number disclosed reflects the national medical care costs of obesity-related illness in adults, including out of pocket expenses, third-party payer expenses and Medicaid.

Our Solution, page 2

Favorable Safety Profile, page 2

2.	Please reconcile your disclosure here that all the reported serious adverse device events from your product occurred when the product was not used according to approved labelling with your disclosure in the first full paragraph on page 16 which indicates that in one instance you could not obtain enough information to verify an injury’s cause.

The Company respectfully advises the Staff that even in the instance in which the Company could not obtain enough information to verify the exact cause of injury as described on page 16 of the Registration Statement, the Company did have enough information in that instance to confirm that the product was not used in accordance with approved labeling. In response to the Staff’s comment, the Company has clarified the nature of the information it was unable to verify on page 16 of the Registration Statement.

Simple and Convenient Placement, page 2

3.	If you believe it is appropriate to highlight the fact that your product can be placed without anesthesia or an endoscopy, please also provide disclosure, such as that found on page 4, indicating that removal of your product does require an endoscopy and sedation.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 84 and 88 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 6

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

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behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Summary Consolidated Financial Data, page 9

5.	We note on page 10 and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of all the outstanding shares of your convertible preferred stock into common stock and ultimately the automatic conversion of your outstanding preferred warrants to purchase common stock. We further note from pages F-43 and F-44 that all of the preferred stock is automatically converted into common stock upon the company’s sale of your common stock in a firm commitment underwritten public offering in which the per share is price is at least $4.29. Explain to us why you believe these pro forma adjustments related to the conversion of your preferred shares upon the initial public offering are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

As the Staff notes, per the terms of the Company’s certificate of incorporation, all shares of the Company’s outstanding convertible preferred stock will automatically convert to common stock immediately prior to the closing of the Company’s initial public offering, provided that the offering price per share in the Company’s initial public offering is at least $4.29 and the aggregate gross proceeds to the Company in such offering is at least $30.0 million. The Company currently expects the price and aggregate gross proceeds will meet such conditions. If at a future date, however, the Company determines that the price and proceeds may not meet such conditions, then the Company will seek consent from the holders of at least 67% of the outstanding preferred stock (representing the requisite percentage under the Company’s certificate of incorporation) to automatically convert all shares of convertible preferred stock to common stock, effectively immediately prior to the closing of the initial public offering. In such case, the Company will update the disclosure in the Registration Statement to note that the requisite 67% of preferred stock holders have consented to the automatic conversion of convertible preferred stock to common stock immediately prior to the closing of the initial public offering.

With respect to the automatic conversion of preferred stock warrants to common stock warrants, the Company respectfully refers the Staff to its response to comment 6 below.

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6.	Explain to us why you believe that the outstanding preferred stock warrants and other warrants will be ultimately converted into common stock upon the initial public offering and are directly attributable to the transaction and factually supportable.

The Company advises the Staff that the treatment of outstanding warrants upon the initial public offering is determined pursuant to the terms of each warrant. Certain of the Company’s outstanding warrants to purchase preferred stock contain provisions pursuant to which they will automatically convert to warrants to purchase common stock immediately prior to the closing of the initial public offering, and the other warrants to purchase preferred stock contain provisions pursuant to which they will automatically be deemed to have been net exercised immediately prior to the closing of the initial public offering based on the initial public offering price per share. The Company has clarified on pages 8 and 138 of the Registration Statement that this treatment occurs pursuant to the terms of the warrants, each of which is filed as an exhibit to the Registration Statement.

Risk Factors, page 11

7.	Given your disclosure on pages 52 and 130, please revise to clarify whether you will be a controlled company under applicable exchange rules and, if so, whether that status creates material risks. Also revise your disclosure beginning on page 114, as appropriate.

The Company advises the Staff that, following the consummation of the offering, it will not be a “controlled company” under Nasdaq Listing Rule 5615(c), as no individual, group or other company will hold more than 50% of the voting power for the election of the Company’s directors. The officers, directors and significant stockholders referred to on pages 53 and 133 of the Registration Statement would not collectively be considered a “group” for purposes of Nasdaq Listing Rule 5615(c), and no single individual or “group” of Company stockholders has greater than 50% of the voting power for the election of the Company’s directors.

Use of Proceeds, page 56

8.	Please revise to clarify what you mean by “commercialization” of your product. If that term includes multiple, discrete uses to which you will apply proceeds, such as expanding your domestic sales force and manufacturing facilities, as noted on page 71, please describe those uses separately. Also describe whether the amount of proceeds will be sufficient or whether you will require additional funds.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of the Registration Statement.

Dilution, page 60

9.	Please expand the disclosure on page 61 to clarify how the numbers and percentages in the table on that page would change assuming the exercise of all outstanding warrants and options.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Overview, page 66

10.	Please revise to clarify why it was necessary to discontinue sales in Europe and Mexico to focus on developing and seeking domestic regulatory approval of your current product.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the Registration Statement.

Results of Operations, page 69

11.	Please revise your discussion of revenues throughout this section to discuss, and where possible quantify, the changes in your revenues resulting from changes in prices, changes in volume or a combination of both items. Please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

The Company advises the Staff that fluctuations in revenue were nearly entirely a result of changes in the volume of its product sold. The Company has revised its disclosure on pages 71 and 72 of the Registration Statement to clarify this fact.

Liquidity and Capital Resources, page 70

12.	We note from disclosures on page F-10 that a significant portion of your revenue is derived from foreign sources. We also note on pages F-3 and F-27 that your balance sheet presents cash and cash equivalents of approximately $3.3 million and $4.3 million as of December 31, 2015 and June 30, 2016, respectively. Please revise your liquidity discussion in Management’s Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at each balance sheet date presented in your financial statements and quantify the amount that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policies of permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

The Company respectfully advises the Staff that, to date, the Company has only sold its product outside of the United States. The Company’s sales have been primarily to its sole distributor in the Middle East, Bader Sultan & Bros. Co W.L.L. (“Bader”), and the Company has historically sold its product in Europe and Mexico as well. All sales to Bader and into Europe have been made, and the cash received from such sales has been held, by the Company, which is located in the United States. The only other entity with sales and the ability to generate cash was the Company’s Mexico subsidiary, which always generated losses and had negative cash flows.

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As of December 31, 2015, the Company had approximately $7,000 in cash held by two foreign subsidiaries. As of June 30, 2016, both of the Company’s foreign subsidiaries had been dissolved. As further described in the Company’s response to comment 29 below, both of the foreign subsidiaries were never profitable and had cumulative net losses and, accordingly, all of the cash previously held by the foreign subsidiaries would have been available for use in the United States without incurring U.S. taxes. The Company does not believe that the insignificant amount held by the foreign subsidiaries in the past has had or will have a material effect on its business.

13.	Given the historical amounts of cash you have used for the periods disclosed in your financial statements and amounts in the table on page 74, please revise to clarify why you believe the $18.3 million of cash, cash equivalents and short-term investments you hold as of June 30, 2016 will not be sufficient for the next 12 months, absent the proceeds of this offering.

The Company advises that Staff that it has recently received approval of its Obalon balloon system from the FDA, and therefore expects to incur substantial additional expenditures in the next 12 months in connection with the commercial launch of its product in the United States, including the development of a direct sales force and the expansion of its manufacturing facilities. In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 73 of the Registration Statement to clarify that, absent the proceeds from the initial public offering, it would likely be unable to completely fund its planned expenditures in the next 12 months, particularly those related to the commercial launch of its product.

Contractual Obligations, page 74

14.	Please revise to quantify the amounts subject to the contracts noted in the first full paragraph following the table.

The Company advises the Staff that any future amounts that may become owed to the Company’s clinical trial sites, clinical supply manufacturing organizations or vendors for preclinical studies, research supplies and other services are contingent upon an underlying event occurring, such as patient visits, internal Company approval of additional preclinical studies and further research, and are not legally binding or enforceable contractual purchase obligations under Item 303(a)(5) of Regulation S-K. As of June 30, 2016, the Company completed its lead clinical trial and all material expenses had been accrued.

Critical Accounting Policies and Estimates, page 74

Stock-Based Compensation, page 75

15.	We note on page F-42 that you granted 1,482,662 options to purchase common stock during the six months ended June 30, 2016. With respect to these options granted,

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please provide us with your analysis in valuing those grants including a detailed analysis on how you determined the underlying fair value of your common stock.

The Company advises the Staff that the following stock option grants were made during the six months ended June 30, 2016:

Award Date	Options Granted	Fair Value of Common Stock/Exercise Price of Option
February 5, 2016	97,000	$0.32
March 9, 2016	75,000	$0.32
March 24, 2016	456,662	$0.32
May 11, 2016	854,000	$0.61

Discussion of Valuations and Issuance Activity

The Company supplementally advises the Staff that, with respect to each of the option grants identified in the table above, the Company’s board of directors (the “Board”), with the assistance of management, determined the fair value of the Company’s common stock on each grant date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the Company’s common stock on the date of grant was determined by taking into account several factors, including the following:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	existing indebtedness;

•	rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;

•	actual operating and financial performance;

•	present value of future cash flows;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company;

•	prevailing market conditions and the nature and history of the Company’s business;

•	illiquidity of stock-based awards involving securities in a private company;

•	experience of the Company’s management team;

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•	market multiples of comparable companies in the Company’s industry;

•	stage of development of the Company;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

For purposes of the third-party valuations, the per share common stock value results from a methodology that first estimates the fair value of the business as a whole by taking the Company’s business enterprise value and adding the Company’s cash balance as of the valuation date, or total invested capital, and then allocates the total invested capital to the common stock based on using a separate methodology. The resulting value is then further adjusted using a rate that accounts for lack of marketability considering that the Company’s stockholders cannot freely trade the common stock in the public markets. The Board determines that the assumptions and inputs used in connection with any third-party valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

January 15, 2016 Valuation Report

The Board obtained a third-party valuation report indicating that the estimated fair value of the Company’s common stock as of January 15, 2016 was $0.32 per share (the “January 2016 Valuation Report”). For purposes of the January 2016 Valuation Report, the total invested capital was based on the application of the market approach, where the third-party valuation expert estimates the value based upon analysis of publicly traded companies in the medical device industry. A multiple of enterprise value to revenue was used as the valuation metric to this approach. The derived multiple was then applied to the Company’s financial metrics to calculate the Company’s enterprise value. This value was then adjusted by adding the Company’s cash balance as of the valuation date to calculate the fair value of the Company’s total invested capital. The Option Pricing Method (“OPM”) was then utilized to allocate the total invested capital amongst each of the classes of stock of the Company. The OPM treats common stock, equity derivatives and preferred stock as call options on the Company’s total invested capital, with exercise prices based on the conversion prices and liquidation preferences of the preferred stock and equity derivatives. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM was selected given the range of possible future exit events, and given that forecasting specific probabilities at that date would render potential values associated with any future events to be highly speculative, especially in light of the fact that the Company had incurred significant losses since its incorporation in January 2008 and had a pending premarket approval (“PMA”) application with the FDA to receive U.S. marketing approval for the Company’s balloon system. The Probability-Weighted Expected-Return Method (“PWERM”) was considered, but not used due to the uncertainty and high speculation surrounding future potential liquidity events, as this approach is most useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. After the total invested capital was determined and allocated to the various classes of stock, a Discount for Lack of Marketability (“DLOM”) of 25% was applied to the estimated fair value of the Company’s common stock.

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In order to determine the appropriate DLOM, the third-party valuation expert relied on an option-based approach that estimates the DLOM using option pricing formulas to calculate the hypothetical cost to hedge the security over the expected term to a liquidity event. In this approach, the DLOM on a privately-held security could be estimated by the value of an “average-strike” put option. An average-strike put option conveys the right to sell at the average price attained by the subject during the life of the option. The resulting DLOM was then compared to a second methodology also based on a put option analysis but using a traditional Black-Scholes Option Model. The indication from this second method provides a high or maximum DLOM indication. Ultimately, the lower DLOM estimate derived from the “average-strike” put option calculation was selected and determined to be most appropriate given the Company’s prospects for a liquidity event.

Stock Options Granted in February and March 2016

As set forth in the table above, the Board granted stock options on February 5, 2016, March 9, 2016 and March 24, 2016, each having an exercise price of $0.32 per share, which the Board determined to be the fair value of common stock on each grant date. In order to make this determination, the Board reviewed the January 2016 Valuation Report and considered the fact that, from January 2016 to March 2016, there had been no significant corporate events or developments or additional equity sales. Given the lack of certainty of any future liquidity event, the lack of significant developments in the Company’s PMA submission and the fact that no additional capital raising transactions had occurred, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from January 15, 2016 for the grants in February and March 2016.

May 31, 2016 Valuation Report

The Board obtained a third-party valuation report indicating that the estimated fair value of the Company’s common stock as of May 31, 2016 was $0.61 per share (the “May 2016 Valuation Report”). For purposes of the May 2016 Valuation Report, the total invested capital was estimated utilizing the Company’s April 2016 Series E preferred stock financing. This financing included both new and existing investors in the Company, all of which were sophisticated investors with well-informed views of the then-current financing environment for both public and private medical device companies, including those in the obesity industry. These investors had engaged in robust, arms-length negotiations with the Company that involved extensive diligence and price and value discovery discussions, and those discussions reflected the consideration by such investors of the Company’s potential future capital raising and liquidity strategies and needs. As a result, the Company concluded that it was the most proximate and accurate indicator of equity value. The OPM was then utilized to allocate this total invested capital amongst each of the classes of stock of the Company. The OPM method was selected given the range of possible future exit events, and given that forecasting specific liquidity

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probabilities at that date would render potential values associated with any future events to be highly speculative, especially in light of the then-recent volatility in the life sciences and broader public equity markets that occurred in early 2016 that made the prospect for any potential near-term initial public offering for the Company highly uncertain and speculative. For example, biotech indices had fallen 20% from July 20, 2015 to October 23, 2015 amid concerns over the national debate on drug pricing, interest rate increases and the macro-economic outlook in both Europe and emerging countries. Furthermore, life sciences initial public offerings priced between mid-September 2015 and November 2015, with one exception, priced below the range, and as a class, by the end of 2015 and into early 2016, the publicly traded equity of these companies had for the most part experienced downward trading trends and had not only given back all of their initial positive gains, but their mean and median trading values were largely below initial issue prices.

The PWERM was considered as a possible allocation methodology but ultimately was not used due to the reasons set forth above and also those set forth with respect to the January 2016 Valuation Report. While the Company had engaged in some high level discussions of potential preparatory work for a possible initial public offering, as of the date of the May 2016 Valuation Report, there remained considerable uncertainty regarding the form and timing of any contemplated liquidity event. The primary reasons underlying this uncertainty as of the date of the May 2016 Valuation Report were: (i) the uncertain timing of FDA approval, if any, for the pending PMA submitted in January 2016 to receive U.S. marketing approval for the Company’s balloon system, and (ii) the public equity markets, particularly in the life sciences and medical device industry, had experienced significant downward pressure and volatility in the preceding months, which had caused management of the Company and the Board to further develop and refine their strategies related to the possibility of remaining a privately held company for an indefinite period of time.

After the total invested capital was determined and allocated to the various classes of stock, a DLOM of 25% was applied to the estimated fair value of the Company’s common stock. The DLOM was determined based on the same factors and in the same manner as is described above with respect to the January 2016 Valuation Report.

Stock Options Granted in May 2016

The Company initially granted the May 11, 2016 options at an exercise price of $0.32 per share, consistent with the valuation provided in the January 2016 Valuation Report. After receiving the May 2016 Valuation Report, the Board determined that the fair value of the Company’s common stock as of May 11, 2016 was $0.61 per share and re-priced the options to have an exercise price of $0.61 per share. The Board made this determination based upon the fact that the Series E preferred stock financing had occurred prior to the grant of options on May 11, 2016, and it believed that was a primary driver of the valuation provided in the May 2016 Valuation Report. The Board also considered the fact that from May 11, 2016 to May 31, 2016, there was no significant progress with the Company’s PMA submission or other financing events that would be considered likely to have an impact on the equity value of the Company. Given the

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short time frame, the lack of an update on the FDA submission or other corporate events occurring in the month of May 2016, and the continued uncertainty in the public equity markets, in the judgment of the Board, there had been no events suggesting that the total invested capital of the Company was different earlier in May. Accordingly, the Board determined that the fair value of the common stock on May 11, 2016 was $0.61 per share.

16.	We note that for determining the expected volatility you relied on the volatility of a peer group that are publicly traded. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and how you concluded that each company was similar to you. Tell us whether you considered industry, stage of life cycle, size, and financial leverage. Refer to FASB ASC 718-10-55-25.

The Company advises the Staff that the peer group used to aid in the computation of volatility consists of comparable companies in size, business model, industry and business description, and was determined based on the Company’s most recent third-party valuations as well as through discussions with Company management. The Company’s peer group was determined by taking into account several factors, including the following:

•	the companies in the peer group are all medical device or medical technology companies, the majority of which have a market capitalization of less than $1.0 billion, which reflects a similar industry and size to the Company;

•	approximately half of the companies in the peer group were incurring operating losses and the other had just recently become profitable, which reflects a similar stage of life cycle to the Company; and

•	the majority of these companies rely on debt financing and have similar leverage ratios to the Company.

Black-Scholes assumptions, including volatility, were updated annually or earlier upon material Company grant dates. The following peer groups were used for 2016 option grants:

Company	Volatility 2/5/16 Grant Date	Volatility 5/11/16 Grant Date
EnteroMedics	93.45%	92.86%
Cardica	75.09%	75.09%
Cynosure	41.94%	41.97%
Cardiovascular Systems	52.44%	53.91%
AngioDynamics	30.60%	31.35%
ABIOMED	51.29%	51.08%
Merit Medical Systems	35.93%	35.93%
The Spectranetics Corporation	45.73%	45.73%

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17.	We note that you disclosed a placeholder for the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the six months prior to the date of the most recent balance sheet once you have determined your IPO price range.

The Company acknowledges the Staff’s comment. Once a determination of the proposed price range has been made, the Company will provide the Staff with the requested disclosure on a supplemental basis.

Business, page 81

Overview, page 81

18.	Given your disclosure on page 95 regarding saline-filled balloons previously approved by the FDA and your disclosure on page 98 regarding the requirements for approval of Class II devices, please revise to clarify why you are seeking approval pursuant to the “PMA process.”

The Company respectfully advises the Staff that the FDA advised the Company that the Obalon balloon system was a Class III device and, therefore, a premarket approval (“PMA”) application would be required. On September 8, 2016, the FDA approved the Company’s PMA for the Obalon balloon system, and the Company intends to begin selling the Obalon balloon system in the United States in early 2017.

Recently developed treatment alternatives, page 84

19.	We note the data from your competitors’ clinical trials. Please expand to disclose the data relating to the amount of pounds lost during and as of the completion of those trials, similar to the information you disclose on pages 91 and 92 regarding your clinical trial.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Registration Statement.

Our solution, page 85

20.

Your disclosure here and on page 93 implies that the sustainability of weight loss relates to the use of your product. Your disclosure on page 84 implies that use of your competitors’ products relates to lower sustained weight loss than if your product were used. If so, please revise to clarify the basis for this conclusion. Please address in your response your consideration of other factors underlying the ability to sustain weight

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loss following use of your product relative to your competitors, such as the individual behaviors of the participants in the studies, as opposed to the characteristics of the products. Please also clarify whether similar six-month follow-up was performed for the sham-control group.

The Company advises the Staff that based on the Company’s review of publicly available data, the ORBERA and ReShape products had a weight regain profile demonstrating that, on average, patients regained 5.6 lbs and 4.4 lbs, respectively, or twice the amount of regain than that of patients treated with the Obalon balloon system. The Obalon patients regained 2 lbs of their total weight lost. In the ORBERA study, patients visited the dietician 11 times after removal and prior to the one-year visit and the ReShape patients visited the dietician 10 times after removal and prior to the one-year visit. In contrast, Obalon patients only visited the dietician 7 times, or spent 36% less time with a dietician to maintain their weight lost compared to those treated with the other products. Therefore, because the Obalon balloon system required less counseling to retain more of the weight lost, the Company believes that the sustainability of the weight loss can be attributed to the product and less to other contributing factors, such as registered dietician interaction.

Additionally, the Company advises the Staff that it did not continue to collect data from patients in the sham-control group that received the balloons subsequent to the balloon removal.

The Company has revised its disclosure on pages 87 and 95 of the Registration Statement to clarify these points.

Sales and Marketing, page 94

21.	Please expand to discuss the material features of your distribution agreement with Bader, including the minimum purchase requirements and other terms mentioned on pages 20 and 21.

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Registration Statement.

Competition, page 94

22.	Please revise to clarify the nature of the intragastric balloon developed by Allurion Technologies, as noted on page 95.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 98 of the Registration Statement.

Intellectual Property, page 96

23.	Please revise to clarify the claims covered by the intellectual property described on this page. Ensure your revisions address the “proprietary” features of the gas mix used to inflate balloons and how those features are protected.

In response to the Staff’s comment, the Company has revised its disclosure on page 99 of the Registration Statement.

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Principal Stockholders, page 129

24.	Please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table on page 130. Also, please tell us why you do not include your Chief Financial Officer.

The Company respectfully advises the Staff that, as noted in the second paragraph under the heading “Principal stockholders,” all of the natural persons identified in footnotes (1) through (4) on page 134 of the Registration Statement are the only natural persons who exercise voting and/or dispositive power over the entities identified in the table on page 134. The Company has also revised its disclosure on page 134 of the Registration Statement to clarify this point.

The Company did not include the holdings of its Chief Financial Officer as a separate line item in the table on page 134 of the Registration Statement because the Company’s Chief Financial Officer is not a “named executive officer” as defined in Item 402 of Regulation S-K, and therefore is not required to be separately disclosed in the beneficial ownership table pursuant to Item 403 of Regulation S-K. The Company has, however, included the Chief Financial Officer’s holdings in the lined entitled “all executive officers and directors as a group” as required by Item 403 of Regulation S-K. In response to the Staff’s comment, the Company will identify the executive officers included in the “all executive officers and directors as a group” in footnote (9) to the table on page 134 of the Registration Statement.

Shares eligible for future sale, page 138

25.	Please clarify the reference to “substantially all” security holders who entered into the lock-up agreements. Please also file those agreements as exhibits.

In response to the Staff’s comment, the Company has revised pages 50, 143 and 151 of the Registration Statement to clarify that it expects holders of more than 95% of the Company’s capital stock to enter into lock-up agreements prior to the commencement of the roadshow. Additionally, the Company advises the Staff that the form of lock-up agreement will be filed as an exhibit to the form of underwriting agreement between the Company and the underwriters in the initial public offering, which the Company expects to file prior to commencing the roadshow.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

26.

We note that you sell your products to distributors including your related party distributor arrangement with Bader Sultan & Bros. Co W.L.L. Please revise your disclosure to summarize the significant terms of these arrangements with distributors,

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including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions. Refer to SAB Topic 13.B.

The Company advises the Staff that it currently only sells to one customer, and therefore, has only one revenue-related contract with Bader. The contract with Bader does not contain any provisions for returns, for post shipment obligations or for acceptance provisions. Accordingly, the Company has revised its disclosure on page F-12 of the Registration Statement to reflect these facts. Furthermore, the Company does not offer any discount or customer incentive programs, or any price concessions, to Bader.

During 2014 and 2015, the Company offered discounts off its standard prices to customers other than Bader. These discounts were communicated to the customers at the time the sales agreement was entered into and were recognized at the same time revenue was recognized. The Company has revised its disclosure on page F-12 of the Registration Statement to reflect this fact.

27.	We further note that you recognized revenue net of allowances, discounts, and other adjustments. Please tell us and revise your filing to explain the nature of the allowances, discounts, and other adjustments for which you adjust revenue. Explain how you account for these allowances, discounts, and other adjustments.

The Company refers the Staff to its response to comment 26 above, and advises the Staff that there are no other allowances or adjustments to revenue other than those described in the response to comment 26 and the revised disclosure on page F-12 of the Registration Statement.

Note 3. Fair Value Measurements, page F-15

28.	Please revise your filing to explain how you determined the underlying significant assumptions within the Black-Scholes option pricing model to determine the fair value of your outstanding warrant liability. Refer to ASC 718-10-50-2(f)(2).

In response to the Staff’s comment, the Company has revised its disclosure on pages F-16, F-17, F-39 and F-40 of the Registration Statement.

Note 9. Income Taxes, page F-25

29.	We note from disclosures on page F-25 that you do not provide U.S. taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries because you intend to permanently reinvest such earnings outside the U.S. Please revise your filing to disclose the amount of undistributed earnings related to your foreign subsidiaries that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC 740-30-50-2(b).

U.S. Securities and Exchange Commission

September 9, 2016

In response to the Staff’s comment, the Company has revised its disclosure on page F-27 of the Registration Statement to clarify that due to historical losses, neither of the foreign subsidiaries have ever had cumulative earnings.

*****

U.S. Securities and Exchange Commission

September 9, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert Freedman

Robert Freedman

cc:

Andrew Rasdal, Chief Executive Officer

William Plovanic, Chief Financial Officer

Obalon Therapeutics, Inc.

Robert Freedman, Esq.

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Shayne Kennedy, Esq.

Keith Halverstam, Esq.

Richard Kim, Esq.

Latham & Watkins LLP